SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 9, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 9, 2006

Print the name and title of the signing officer under his signature.
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HECLA MINING COMPANY 6500 N Mineral Drive, Suite 200 Coeur d'Alene, Idaho 83815-9408 Tel 208 769-4100 Fax 208 769-7612 www.hecla-mining.com	GREAT BASIN GOLD LIMITED 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com

HECLA AND GREAT BASIN ANNOUNCE UNDERGROUND DRILLING RESULTS FOR
HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA

May 9, 2006 , Vancouver, BC - Hecla Mining Company (NYSE: HL) and Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) announce results from the first thirteen holes of the underground drilling program at the Hollister Development Block Project at the Ivanhoe Property, located on the Carlin Trend, about 75 km northwest of Elko.

Some excellent gold and silver values have been received for intersections of the Gwenivere and Clementine vein systems. Gwenivere and Clementine are comprised of multiple steeply dipping, banded quartz and quartz stockwork veins and vein breccias, typical of epithermal vein systems. Seven holes have been drilled in the Gwenivere vein system and five into the Clementine vein system. Assays are pending on some intervals in the Clementine vein system.

Full results are reported in the Table of Assay Results (attached). Highlights are tabulated below. Of particular note, is hole HDB-010 that encountered two veins in the Gwenivere system: one 9.8 foot vein intercept grades 1.64 oz/t gold and 2.54 oz/t silver and the other 2.1 foot vein intercept grades 0.78 oz/t gold and 1.83 oz/t silver. Including an internal block of wall rock, the entire section grades 1.19 oz/t gold and 1.94 oz/t silver over a true width of approximately 10.5 feet. In addition, hole HDB-018 intersected 6.33 oz/t gold and 73.85 oz/t silver over 2.0 feet (1.9 feet true width) in the Clementine vein system.

Drill Hole Number	Vein System		From (feet)	To (feet)	Width (feet)	True Width (feet)	Gold (oz/t)	Silver (oz/t)
HDB-003	Gwenivere		142.4	149.7	7.3	6.7	0.14	4.04
	Clementine		514.5	516.3	1.8	1.6	0.18	1.67
HDB-005	Gwenivere		135.2	147.2	12.0	9.2	0.42	7.23
		Incl.			3.2	2.5	1.26	16.99
HDB-007	Gwenivere		285.9	300.1	14.2	12.0	0.04	0.55
		Incl.			2.1	1.7	0.18	1.86
HBD-008	Gwenivere		265.3	274.3	9.0	7.8	0.17	3.85
		Incl.			1.7	1.5	0.69	8.16
HDB-009	Gwenivere		317.5	321.3	3.8	2.7	0.20	3.72
HDB-010	Gwenivere		404.0	418.8	14.8	10.5	1.19	1.94
		Incl.	404.0	413.8	9.8	6.9	1.64	2.54
		Incl.	416.7	418.8	2.1	1.3	0.78	1.83
HDB-018	Clementine		142.8	144.8	2.0	1.9	6.33	73.85
	Clementine		238.9	241.5	2.6	2.6	0.24	16.20

These are the first results from a planned 50,000 feet of underground drilling at the Hollister Development Block. The definition drilling program is part of a two-stage underground exploration and development program designed to take the Project through feasibility and potentially to commercial production. The program includes about 5,600 feet of decline (largely completed) and underground development to the two vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample is also planned. Site engineering, environmental and socioeconomic studies are underway. The program is progressing well and the companies expect that the feasibility report will be completed as planned in the second quarter of 2007.

Samples collected from the Hollister Development Block Project are stored in Hecla's secured facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a rotary splitter, and then pulverizing the 1000 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse reject blanks (barren rhyolite) and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines, processes and explores for silver and gold in the United States, Venezuela and Mexico. A 115-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

Great Basin Gold Ltd., headquartered in Vancouver, British Columbia, has two advanced stage gold projects in the world's best known gold environments - the Hollister Development Block Project in the Carlin Trend of Nevada, USA and the Burnstone Project in the Witwatersrand Basin of South Africa. Great Basin Gold Ltd. trades in the US on the American Stock Exchange under the symbol GBN and in Canada on the Toronto Stock Exchange (TSX) under the symbol GBG. David Copeland, P.Eng., a qualified person and director of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release.

For further information:

Vicki Veltkamp Hecla Mining Company Vice President - investor and public relations Tel 208 769-4144 www.hecla-mining.com	Ferdi Dippenaar Great Basin Gold Ltd. President and CEO Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.greatbasingold.com

No regulatory authority has approved or disapproved of the contents of this news release.

Statements made which are not historical facts, such as anticipated payments, litigation outcome, production, sales of assets, exploration results and plans, costs, and prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production and costs, exploration risks and results, political risks, project development risks, labor issues and ability to raise financing.

For further information on Hecla Mining Company, refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "resource," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in Hecla's Form 10-K. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

For more information on Great Basin Gold Ltd., Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK DRILLING
TABLE OF ASSAY RESULTS

Drill Hole Number	Vein System		From (feet)	To (feet)	Width (feet)	True Width (feet)	Gold (oz/t)	Silver (oz/t)
HDB-001	Gwenivere		260.5	261.0	0.5	0.5	0.006	NA
HDB-002	Gwenivere		191.8	194.7	2.9	2.6	0.007	NA
HDB-003	Gwenivere		142.4	149.7	7.3	6.7	0.144	4.04
	Clementine		475.5	476.3	0.8	0.7	0.016	0.22
	Clementine		505.8	506.5	0.7	0.7	0.053	1.74
	Clementine		514.5	516.3	1.8	1.6	0.181	1.67
HDB-004	no significant intercepts
HDB-005	Gwenivere		135.2	147.2	12.0	9.2	0.419	7.23
	Gwenivere	including			3.2	2.5	1.263	16.99
HDB-006	not drilled
HDB-007		assays pending	248.0	253.0	5.0	3.5
	Gwenivere		285.9	300.1	14.2	12.0	0.043	0.55
		including			2.1	1.7	0.184	1.86
HBD-008	Gwenivere		265.3	274.3	9.0	7.8	0.171	3.85
	Gwenivere	including			1.7	1.5	0.685	8.16
	Clementine	assays pending	655.5	657.8	2.3	1.7
HDB-009	Gwenivere		308.0	310.0	2.0	1.4	0.019	0.72
	Gwenivere		317.5	321.3	3.8	2.7	0.204	3.72
HDB-010	Gwenivere		404.0	418.8	14.8	10.5	1.192	1.94
	Gwenivere	including	404.0	413.8	9.8	6.9	1.635	2.54
	Gwenivere	including	416.7	418.8	2.1	1.3	0.776	1.83
HDB-016	Clementine	assays pending
HDB-017	Clementine		181.4	182.4	1.0	0.6	0.069	1.21
HDB-018	Clementine		142.8	144.8	2.0	1.9	6.332	73.85
	Clementine		238.9	241.5	2.6	2.6	0.237	16.20